ManGroupUSAInc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04035673

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 19 2004
WASH. D.C. 185 SECTION

July 12, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

7/21

v\mb\ltr\Sec12s.doc

12 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 July 2004 it purchased for cancellation 40,000 of its 10p ordinary shares at a price of 1478.625 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1420

9 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 July 2004 it purchased for cancellation 41,000 of its 10p ordinary shares at a price of 1485.707 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1420

8 July 2004

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 7 July 2004 it purchased for cancellation 41,000 of its 10p ordinary shares at a price of 1465.872 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1420

Man Group plc 7 July 2004 Annual General Meeting resolutions other than in relation to ordinary business (9.31 (b))

Copies of the above document have been submitted to the UK Listing Authority,
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

NNNN

Man Group plc
6 July 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 July 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$20.91, up 0.24% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

On the 1st July 2004, Mr Kevin Davis, Director of the Company, purchased 7,000 ordinary shares in Man Group plc at a price of 1425p. Following this transaction Mr Davis is deemed to be interested in a total of 1,316,078 Man Group plc ordinary shares representing approximately 0.423% of the company's issued share capital.

Man Group plc
2 July 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 June 2004, the Net Asset Value of Athena Guaranteed Futures Ltd was US$65.98, down 5.76% from the previous month.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com